EXCHANGE AGREEMENT

between

ROCKWELL DIAMONDS INC.

and

THE TRUSTEES OF H C VAN WYK DIAMANTE TRUST

and

H C VAN WYK

TABLE OF CONTENTS

EXCHANGE AGREEMENT

between

ROCKWELL DIAMONDS INC.

and

THE TRUSTEES OF H C VAN WYK DIAMANTE TRUST

and

H C VAN WYK

1 **INTERPRETATION**

In this Agreement -

1.1 clause headings shall not be used in its interpretation;

.2 unless the context clearly indicates a contrary intention -

1.2.1 an expression which denotes -

1.2.1.1 any gender includes the other genders;

1.2.1.2 a natural person includes an artificial person and vice versa;

1.2.1.3 the singular includes the plural and vice versa;

1.2.2 the following expressions shall bear the following meanings and related expressions shall bear corresponding meanings -

1.2.2.1 "Agreement " – this exchange agreement together with the schedules (if any) annexed hereto;

1.2.2.2 "Business Day" - any day which is not a Saturday, Sunday or public holiday in the RSA;

1.2.2.3 "Closing Date" - the third business day after the Effective Date;

1.2.2.4 "Conditions Precedent" - the conditions precedent stipulated in 3;

1.2.2.5 "Durnpike" – Durnpike Investments (Proprietary) Limited (registration number 1998/008109/07);

1.2.2.6 "Effective Date" - the day on which the Conditions Precedent are fulfilled;

1.2.2.7 "HCWD" – H C Van Wyk Diamonds (Proprietary) Limited (registration number 2001/006812/07);

1.2.2.8 "HCWD Swap Shares" – all of the ordinary shares of –

1.2.2.8.1 R1 each, fully paid up, in the issued share capital of HCWD; and

1.2.2.8.2 R0,0005 each, fully paid up, in the issued share capital of Klipdam,

not held by either Durnpike or Richtrau No 136 (Proprietary) Limited) as at the Effective Date (such HCWD Swap Shares constituting 34% of the total issues share capital of HCWD and of Klipdam respectively as at the Signature Date);

1.2.2.9 "JSE" – the JSE Limited;

1.2.2.10 "Klipdam" – Klipdam Diamond Mining Company Limited (registration number 1994/001754/06);

1.2.2.11 "Old Exchange Agreement" – the exchange agreement concluded between the Trust and RDI during 2006;

1.2.2.12 "Parties" - collectively the Trust, RDI and van Wyk;

1.2.2.13 "RDI" – Rockwell Diamonds Inc., a company duly incorporated and registered in terms of the laws of British Columbia, Canada, listed of the TSX and listed inwardly on the JSE;

1.2.2.14 "RDI Consideration Shares " – 14 285 715 ordinary shares in the authorized but unissued share capital of RDI (being shares equivalent in value to R60 000 000 calculated at the RDI Share Price);

1.2.2.15 "RDI Share Price" – a deemed issue price of R4,20 per RDI Consideration Share;

1.2.2.16 "RSA" - the Republic of South Africa;

1.2.2.17 "Signature Date" - the date of signature of this Agreement by the last of its signatories;

1.2.2.18 "Trust" – the Trustees for the time being and from time to time of the H C van Wyk Diamante Trust (Master's reference number IT126/2000);

1.2.2.19 "TSX" – the Toronto Stock Exchange;

1.2.2.20 "Van Wyk" – H C Van Wyk (identity number 7002145042080);

1.3 where any term is defined within the context of any particular clause in this Agreement, the term so defined, unless it is clear from the clause in question that the term so defined has limited application to the relevant clause, shall bear the meaning ascribed to it for all purposes in terms of this Agreement, notwithstanding that the term has not been defined in this interpretation clause;

1.4 any reference to any legislation is to such legislation as at the signature date and as amended or re-enacted from time to time;

1.5 if any provision in a definition is a substantive provision conferring any right or imposing any obligation on any Party, then notwithstanding that it is only in the interpretation clause effect shall be given to it as if it were a substantive provision in this Agreement;

1.6 the use of a specified example/s (whether or not after the word "including" or "such as") shall not be construed as limiting the meaning of the general wording preceding it and the eiusdem generis rule shall not be applied in the interpretation of such general wording or specific example/s. Accordingly, without limiting the generality of

the aforegoing, wherever the words "includes" or "including" are used in this Agreement, the words "without limitation" shall be deemed to follow them;

1.7 the expiration or termination of this Agreement shall not affect such of the provisions of this agreement as expressly provide that they will operate after any such expiration or termination, or which of necessity must continue to have effect after such expiration or termination, notwithstanding that the clauses themselves do not expressly provide for this;

1.8 when any number of days or Business Days is prescribed in this agreement, it shall, unless otherwise stated be reckoned exclusively of the first and inclusively of the last day unless the last day falls on a Saturday, Sunday or public holiday in the RSA, in which case the last day shall be the next succeeding day which is a not a Saturday, Sunday or public holiday in the RSA; and

1.9 the rule of construction that the contract shall be interpreted against the party responsible for the drafting or preparation thereof shall not apply.

2 **INTRODUCTION**

It is recorded that -

2.1 during 2006 RDI acquired, through its wholly-owned subsidiary Durnpike, 51% of the shares in the issued share capital of each of HCWD and Klipdam;

2.2 in terms of the Old Exchange Agreement, RDI and the Trust agreed that the HCWD Swap Shares would be exchanged for RDI shares, subject to certain conditions precedent being fulfilled, once RDI has secured an inward listing on the JSE;

2.3 whilst RDI's inward listing on the JSE has now been finalized, the Old Exchange Agreement -

2.3.1 has lapsed due to certain of the conditions precedent stipulated therein not being fulfilled timeously; and

2.3.2 in any event provided for the Trust to hold the RDI Consideration Shares (to be issued in exchange for the HCWD Swap Shares), which is prohibited by the Exchange Control Division of the South African Reserve Bank (on the basis that only natural persons are allowed to invest in shares in companies listed inwardly on the JSE);

2.4 notwithstanding that the Old Exchange Agreement lapsed, the Parties -

2.4.1 continued to consider themselves as being bound thereby, continued to conduct themselves accordingly and remain committed to the transactions contemplated therein; and

2.4.2 agreed by their conduct to remain bound by the terms and conditions contained in the Old Exchange Agreement as though such agreement did not lapse;

2.5 accordingly, the Parties have agreed to enter into this Agreement so as to give effect to their intention expressed in the Old Exchange Agreement, in a manner which would not be contrary to the rules and regulations published by the South African Reserve Bank's Exchange Control Division.

3 **CONDITIONS PRECEDENT**

3.1 This agreement (other than 1 this 3, and 8 to 13 (inclusive)) (hereinafter referred to as "the effective provisions") is subject to the fulfilment of the following suspensive conditions, by 23:59 on 31 March 2008 -

3.1.1 the TSX giving its written consent to the implementation of this Agreement (it being recorded that the 14 285 715 RDI Consideration shares which stand to be issued to Van Wyk pursuant to this Agreement will constitute approximately 6% of RDI's total issued share capital after the allotment and issue thereof (and as such will not exceed 10% of RDI's total issued share capital after the allotment and issue of such shares), with the result that RDI shareholders' approval for the implementation of this Agreement is not required under the rule of the TSX or the JSE);

3.1.2 the JSE giving its written consent to the implementation of this Agreement, to the extent required.

3.2 The Parties undertake to use all reasonable endeavours to procure the fulfilment of the Conditions Precedent to the extent which it is within their power to do so.

3.3 Should either of the Conditions Precedent not be fulfilled or waived by the time stipulated for fulfilment thereof for any reason whatever, then this Agreement (other than the effective provisions, by which the Parties shall remain bound) shall cease to be of any further force and effect and the Parties shall be restored as near as may be possible to the position in which they would have been had this Agreement not been entered into.

3.4 No Party shall have any claim against any other as a result of the failure of any of the Conditions Precedent, except for any claim which results from a breach of the effective provisions or which arises from the failure by any party to restore the status quo ante in the circumstances referred to in 3.4.

4 **EXCHANGE**

4.1 RDI hereby purchases from the Trust, which hereby sells to RDI, the HCWD Swap Shares with effect from the Effective Date, from which date ownership of and all risk in and benefits attaching to the HCWD Swap Shares shall pass to Durnpike as RDI's nominee.

4.2 Van Wyk and the Trust hereby confirm that neither of them have any claims against HCWD and/or Klipdam, whether on shareholders' loan account or otherwise.

5 **PURCHASE PRICE**

5.1 The all inclusive purchase price payable for the HCWD Swap Shares shall be an amount of R60 000 000, payable as set out in 5.3.

5.2 The Trust hereby designates Van Wyk as recipient of the RDI Consideration Shares to be issued pursuant to the implementation of this Agreement, on the basis that van Wyk shall hold such RDI Consideration Shares both as registered and beneficial owner thereof.

5.3 The purchase price of R60 000 000 shall be discharged by RDI by way of the allotment and issue of the RDI Consideration Shares to Van Wyk, as fully paid up.

5.4 Accordingly, RDI shall on the Closing Date (against compliance by the Trust with the provisions of 6.1) allot and issue to Van Wyk the RDI consideration shares in the manner set out in 6.2.

6 **CLOSING**

6.1 On the Closing date, representatives of the Parties shall meet at the offices of RDI in Johannesburg at 15:00. At that meeting the Trust shall deliver to RDI -

6.1.1 the original share certificates in respect of the HCWD Swap Shares;

6.1.2 share transfer forms in respect of the HCWD Swap Shares, duly executed by the Trust as transferor and left blank as to transferee; and

6.1.3 resolutions of the directors of HCWD and Klipdam -

6.1.3.1 approving the transfer of the HCWD Swap Shares into the name of RDI or Durnpike as its nominee; and

6.1.3.2 appointing such person(s) as may be nominated by the RDI as director(s) of Klipdam and HCWD.

6.2 Against compliance by the Trust with its obligations stipulated in 6.1, RDI shall on the Closing Date allot and issue the RDI Consideration shares to van Wyk by procuring that such shares are issued in dematerialized form and held through the following Central Securities Depository Participant ("CSDP"), as shares in respect of which van Wyk has elected "own name registration" -

6.2.1 CSDP Name: Standard Bank Limited

6.2.2 CSDP account number: 400600625 (Standard Bank)

6.2.3 CSDP account holder: H.C. van Wyk.

6.2.4 CSDP account number 887950 (HC Van Wyk)

7 **WARRANTIES**

7.1 The Trust warrants in favour of RDI that:

7.1.1 the Trust is and/or will be duly authorised and entitled to transfer the HCWD Swap Shares to RDI;

7.1.2 the Trust is and will be entitled to give free and unencumbered title of the HCWD Swap Shares to RDI, which shall acquire the HCWD Swap Shares free and any charge, lien and/or encumbrance.

7.2 RDI warrants in favour of the Trust that:

7.2.1 as at the Effective Date, RDI is and will be duly authorised and entitled to allot and to issue the RDI Consideration Shares to the Trust;

7.2.2 RDI will be entitled to give free and unencumbered title to the RDI Consideration Shares to Van Wyk, who shall acquire the RDI Consideration Shares free of any charge, lien and/or encumbrance.

7.3 Save as otherwise recorded in this clause 6, neither the Trust nor RDI make any representations and/or give any warranties in respect of respectively the HCWD Swap Shares and the RDI Consideration Shares, which will either be transferred or allotted and issued, as the case may be, on the terms of this Agreement voetstoots and as they stand.

8 **BREACH**

Save as otherwise provided in this Agreement, should -

8.1 the Trust and/or Van Wyk ("the Defaulting Party") commit a breach of any provision of this Agreement and fail to remedy such breach within fourteen days after receiving written notice from RDI requiring the Defaulting Party to remedy such breach, then RDI shall be entitled, without prejudice to RDI=s other rights in law, to cancel this Agreement or to claim immediate specific performance of all of the Defaulting Party's obligations whether or not due for performance, in either event without prejudice to RDI=s right to claim damages; or

8.2 RDI commit a breach of any provision of this Agreement and fail to remedy such breach within fourteen days after receiving written notice from the Trust requiring RDI to remedy such breach, then the Trust shall be entitled, without prejudice to the Trust's other rights in law, to cancel this Agreement or to claim immediate specific performance of all of RDI=s obligations whether or not due for performance, in either event without prejudice to the Trust's right to claim damages.

9 **APPLICABLE LAW AND JURISDICTION**

9.1 This Agreement (including its validity, existence and implementation, the interpretation and application of its provisions, the respective rights and obligations of the parties in terms of and arising out of the conclusion, breach and termination of the provisions of this agreement), shall be interpreted and governed in all respects by the laws of the RSA.

9.2 Save as otherwise provided herein, the Parties hereby consent to the non-exclusive jurisdiction of the Witwatersrand Local Division of the High Court of South Africa in respect of any action or legal proceedings which may arise out of or in connection with this Agreement, its interpretation, validity or determination hereof.

10 **ARBITRATION**

10.1 Subject to provisions of this Agreement specifically providing for the resolution of any dispute, should any dispute arise between the parties in connection with -

10.1.1 the formation, existence or implementation of;

10.1.2 the interpretation or application of the provisions of;

10.1.3 the Parties' respective rights and obligations in terms of or arising out of the conclusion, breach or termination of;

10.1.4 the validity, enforceability, rectification, termination or cancellation, whether in whole or in part of;

10.1.5 any documents furnished by the parties pursuant to the provisions of,

this Agreement then any Party shall be entitled to require, by written notice to the others, that the dispute be submitted to arbitration in terms of this 10.

10.2 This 10 shall not preclude any Party from obtaining interim relief on an urgent basis from a court of competent jurisdiction pending the decision of the arbitrator.

10.3 Subject to the provisions of this 10, an arbitration shall be held under the provisions of the arbitration laws for the time being in force in the RSA, provided that -

10.3.1 the arbitrator shall be, if the question in issue is -

10.3.1.1 primarily an accounting matter, an independent practicing accountant of not less than ten years' standing;

10.3.1.2 primarily a legal matter, a practicing senior counsel or attorney of not less than ten years' standing;

10.3.1.3 any other matter, a suitably qualified independent person,

agreed upon by the parties and failing agreement, within three days after the date on which the arbitration is demanded, as to -

- whether the dispute is primarily a legal, accounting or other matter, the matter shall be deemed to be a legal matter; or

- the identity of the arbitrator, the arbitrator shall be appointed by the president of the Law Society of the Northern Provinces (or its successors) who may be instructed by any party to make the nomination at any time after the expiry of that three day period;

10.3.2 the arbitration shall be held at a venue and in accordance with formalities and/or procedures determined by the arbitrator, and may be held in an informal and summary manner, on the basis that it shall not be necessary to observe or carry out the usual

formalities or procedure, pleadings and/or discovery, or the strict rules of evidence;

10.3.3 the arbitration shall otherwise be held in terms of the Arbitration Act, 42 of 1965 of the RSA;

10.3.4 the arbitrator shall be entitled -

10.3.4.1 to investigate or cause to be investigated any matter, fact or thing which he considers necessary or desirable in connection with the dispute and for that purpose shall have the widest powers of investigating all the books and records of any party to the dispute, and the right to take copies or make extracts therefrom and the right to have them produced and/or delivered at any reasonable place required by him for the aforesaid purpose;

10.3.4.2 to interview and question under oath representatives of any of the parties;

10.3.4.3 to decide the dispute according to what he considers just and equitable in the circumstances;

10.3.4.4 to make such award, including an award for specific performance, an interdict, damages or a penalty or otherwise as he in his discretion may deem fit and appropriate;

10.3.5 the arbitration shall be held as quickly as possible after it is demanded with a view to its being completed within thirty days after it has been so demanded;

10.3.6 immediately after the arbitrator has been agreed upon or nominated in terms of 10.3.1 any party shall be entitled to call

upon the arbitrator to fix a date and venue in Gauteng for the arbitration proceedings, and to settle the procedure and manner in which the arbitration proceedings will be held.

10.4 Any award that may be made by the arbitrator -

10.4.1 shall be final and binding;

10.4.2 will be carried into effect; and

10.4.3 may be made an order of any court to whose jurisdiction the parties to the dispute are subject.

10.5 The parties agree to keep the arbitration, subject matter thereof and the evidence heard thereat confidential and not to disclose it to any one except for the purposes of an order to be made in terms of 10.2.

10.6 The provisions of this 10 -

10.6.1 constitute an irrevocable consent by the Parties to any proceedings in terms hereof and no party shall be entitled to withdraw therefrom or claim at any such proceedings that it is not bound by such provisions;

10.6.2 are severable from the rest of this agreement and shall remain in effect despite the termination of or invalidity for any reason of this Agreement.

11 **DOMICILIUM AND NOTICES**

11.1 The Parties choose domicilium citandi et executandi for all purposes of the giving of any notice, the payment of any sum, the serving of any process and for any other purpose arising from this Agreement, as follows -

11.1.1 RDI - Houghton, Level 0, Wilds View, Isle of Houghton,

Cnr. Carse O'Gowrie & Boundary Rd,
Houghton Estate, Johannesburg 2198
P O Box 3011 Houghton, South Africa,
2041

facsimile: (011) - 481-7247

11.1.2 The Trust 5 Kestel Street, Monument Hights, Kimberley 8301

facsimile: (053) - 531-1420

11.1.3 Van Wyk 5 Kestel Street, Monument Hights, Kimberley 8301

facsimile: (053) -531-1420

11.2 Each of the Parties shall be entitled from time to time, by written notice to the others, to vary its domicilium to any other physical address and/or its facsimile number.

11.3 Any notice given and any payment made by any Party to any other which is delivered by hand during the normal business hours of the addressee at the addressee's domicilium for the time being shall be presumed to have been received by the addressee at the time of delivery.

11.4 Any notice given by any Party to any other which is transmitted by facsimile copy to the addressee at the addressee's facsimile address

for the time shall be presumed, until the contrary is proved by the addressee, to have been received by the addressee on the date of successful transmission thereof.

12 **GENERAL**

12.1 This document and its annexures constitutes the sole record of the agreement between the parties in relation to the subject matter hereof.

12.2 No Party shall be bound by any representation, warranty, promise or the like not recorded herein.

12.3 No addition to, variation, or agreed cancellation of this Agreement shall be of any force or effect unless in writing and signed by or on behalf of the parties.

12.4 No indulgence which any Party may grant to any other shall constitute a waiver of any of the rights of the grantor, who shall not thereby be precluded from exercising any rights against the grantee which may have arisen in the past or which might arise in the future.

12.5 No Party shall be entitled to cede any of its rights or delegate any of its obligations in terms of this Agreement to any other Party without the prior written consent of the other Parties to this Agreement.

12.6 This Agreement may be executed in several counterparts (whether telefax or otherwise) which, when taken together, shall constitute a single instrument.

12.7 This Agreement supersedes all agreements concluded prior to the Signature Date in respect of the subject matter hereof.

12.8 The Trust and van Wyk shall for all intents and purposes under this agreement be jointly and severally liable (and not jointly liable or

severally liable) for all obligations imposed on the Trust and/or van Wyk in terms of and pursuant to this Agreement.

13 **COSTS**

13.1 Each Party shall bear and pay its own costs incurred in connection with the negotiation, drafting, preparation and execution of this Agreement and its annexures.

13.2 All duty payable on the transfer of the HCWD Swap Shares shall be paid by RDI.

Signed at JOHANNESBURG on THIS 15TH DAY FEBRUARY 2008

for Rockwell Diamonds Inc.

who warrants that he is duly authorised hereto

Signed at KIMBERLEY on THE 15TH FEBRUARIE 2008

for the H C Van Wyk Diamante Trust

as trustee who warrants that he is duly authorised hereto

H.v.W

Signed at KIMBERLEY on THE 18TH FEBRUARIE 2008

H C Van Wyk